210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Meets Primary Endpoint for First Stage of U.S. Phase 2 Metastatic Melanoma Trial

CALGARY, AB, --- May 22, 2013 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced preliminary results from its U.S. Phase 2 clinical trial in patients with metastatic melanoma using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel (REO 020). The Principal Investigator is Dr. Devalingam Mahalingam, M.D., Ph.D., MRCP(UK), MRCP(I), clinical investigator in GI/thoracic oncology and drug development at the Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC).

Eligible patients include those with metastatic malignant melanoma who have failed one or more prior therapies or those not considered a candidate for standard first line therapy. The primary objective of the Phase 2 trial is to assess the antitumour effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen; the disease control rate (complete response (CR) plus partial response (PR) plus stable disease (SD)) and duration, and to assess the safety and tolerability of the treatment regimen in the study population.

The study is a two stage design. Up to 18 evaluable patients with metastatic melanoma were to be treated in the first stage. If three or more patients demonstrated a PR or better, the study could then proceed to the second stage, with up to 43 patients being treated in the entire study. This endpoint was met after 14 evaluable patients were enrolled.  Three of 14 patients exhibited a PR, and an additional seven patients had SD for a disease control rate of 71.5%.

Past research has indicated that human melanoma cell lines were highly permissive to reovirus type 3 Dearing in in vitro experiments, and that intravenous administration of the virus as a monotherapy resulted in significant tumour growth retardation. A subsequent Phase 2 monotherapy intravenous administration clinical study demonstrated viral replication in biopsy samples of patients. A Phase 1 all comers intravenous administration clinical study in combination with docetaxel demonstrated partial response and stable disease outcomes in a small (four) melanoma patient subpopulation.

“These preliminary results are very encouraging and support progressing to subsequent studies,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Past clinical research has shown that REOLYSIN delivered intravenously replicates in melanoma tumours, and this is the second clinical study to demonstrate responses in patients with REOLYSIN in combination with other therapeutics.”

The emergence of genotyping and increasingly targeted therapies is changing how cancer is treated. As a result of recent and potential additional near-term changes to the standard of care for the treatment of melanoma which include agents targeting B-Raf and PD-1, Oncolytics is now conducting research to evaluate REOLYSIN in combination with other emerging treatments for a number of patient sub-populations. The Company intends to continue with a follow on clinical study in melanoma once this research is concluded.  On that basis, the second stage of this clinical trial will not proceed at this time.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the U.S. Phase 2 metastatic melanoma cancer trial, future trials in this indication, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com